EXHIBIT 99.1

NewsRelease

TransCanada Files Eastern Mainline Project Description
with National Energy Board

TORONTO, Ontario – May 8, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has filed a project description with the National Energy Board of Canada for the Eastern Mainline Project. The proposed project will add new facilities to the company’s existing Canadian Mainline natural gas transmission system in southeastern Ontario. The Eastern Mainline Project will ensure TransCanada can accommodate growing demand and new supplies of natural gas from the U.S. Northeast.

“This new pipeline infrastructure will be a vital addition to the Canadian Mainline system to meet the needs of Ontario and Quebec gas consumers,” said Russ Girling, TransCanada’s president and chief executive officer. “We are committed to ensuring that gas transmission capacity is available to meet the needs of customers and that the cost of serving those customers does not increase as a result of the transfer of a portion of the Canadian Mainline to Energy East.”

Ontario and Quebec gas customers will continue to get the gas they need to heat their homes, especially during the cold winter months, Girling added.

The proposed scope of the project will ensure appropriate levels of capacity are available to meet the requirements of existing shippers as well as the new firm service commitments contracted by TransCanada for services in the Eastern Triangle segment of the Canadian Mainline. The project requirements are the result of the proposed transfer of a portion of the Canadian Mainline capacity to crude oil service from natural gas service as part of TransCanada’s proposed Energy East Pipeline Project and an open season that closed on January 15, 2014. The project description proposes the construction of as much as 370 kilometres of up to 36-inch diameter pipe and associated compression facilities adjacent to existing Mainline facilities between the City of Markham and the Township of South Dundas in Eastern Ontario.

Discussions between TransCanada and shippers are ongoing to determine the appropriate amount of capacity that will be required.

The proposed Eastern Mainline Project will allow TransCanada shippers that have historically used short term contracts to use firm service to meet their long-term needs. TransCanada will ensure that customers continue to receive reliable and fairly priced transportation services through the addition of facilities in this section of the Canadian Mainline.

“Our teams have been busy over the last year meeting with thousands of people in communities across all six provinces to explain the benefits of the Energy East Project,” concluded Girling.  “We remain focused on continuing to gather the public’s input to ensure we address local issues in our planning and design not only for Energy East, but also for the Eastern Mainline Project. Outreach for the Eastern Mainline Project will begin in the coming weeks.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 1, 2014 and 2013 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/ Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522